Virgin Galactic Holdings, Inc.

1700 Flight Way

Tustin, California 92782

January 2, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Claudia Rios; Dan Morris

Re:	Virgin Galactic Holdings, Inc.

Registration Statement on Form S-3

File No. 333-292017

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 initially filed on December 9, 2025 (as amended, the “Registration Statement”) of Virgin Galactic Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m. Eastern Time on January 6, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Sincerely,

VIRGIN GALACTIC HOLDINGS, INC.

By:	/s/ Sarah Kim
Sarah Kim
Chief Legal Officer and Secretary

cc:	Michael Colglazier, Virgin Galactic Holdings, Inc.

Douglas Ahrens, Virgin Galactic Holdings, Inc.

Drew Capurro, Latham & Watkins LLP

Kevin Reyes, Latham & Watkins LLP